FEDERAL INSURANCE COMPANY

Endorsement No:    11

Bond Number:         82416769

NAME OF ASSURED:                    SMEAD FUNDS TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Smead Funds Trust

Smead Value Fund

Smead International Value Fund

This Endorsement applies to loss discovered after 12:01 a.m. on January 12, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 23, 2022	By
Authorized Representative

ICAP Bond Form 17-02-0949 (Rev. 1-97)	Page 1

Secretary’s Certificate

I, Heather Peterson, Secretary of the Smead Funds Trust (the “Trust”), hereby certify that the following resolutions were adopted by the Board of Trustees who are not “interested persons” of the Trust, as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (each an “Independent Trustee” or collectively the “Independent Trustees”), at a meeting duly called and held on April 13, 2021, at which a quorum was present and acting throughout:

RESOLVED, that the fidelity bond issued by Chubb-Federal Insurance Company (“Chubb”) in the amount of $1.25 million (the “Bond”), providing coverage for the period from June 1, 2021 to June 1, 2022 and covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the coverage provided by the Bond is reasonable in form and amount, after giving due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust, and the nature of the securities in the portfolios; and it is

FURTHER RESOLVED, that the premium of $1,950 for the Bond be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the Secretary and/or Assistant Secretary of the Trust shall file, or cause to be filed, the Bond and appropriate notices with the Securities and Exchange Commission (the “SEC”) in accordance with paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act; and it is

Dated: May 11, 2021

/s/ Heather Peterson

Heather Peterson

Secretary